FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Information in the format prescribed by Indian Stock Exchange
3.	Scrutinizers Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	November 20, 2014	By:	/s/ P. Sanker
			Name:	P. Sanker
			Title:	Senior General Manager (Legal) & Company Secretary

OTHER NEWS

Subject: Declaration of results of postal ballot

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Section 110 of the Companies Act, 2013 and the underlying rules, the Bank has sought approval of shareholders through postal ballot for the sub division of 1 (One) equity share of Rs.10/- each into 5 (Five) equity shares of Rs.2/- each and consequential amendments to the Memorandum and Articles of Association of the Bank. The last date for receipt of physical postal ballot forms and for e-voting was November 17, 2014.

Mr. Alwyn D’Souza, Practicing Company Secretary, who was appointed as the scrutiniser for the postal ballot process, has submitted his report on the same dated November 19, 2014. Based on the report, we confirm that all the resolutions as contained in the postal ballot notice dated September 29, 2014 were approved by requisite majority of shareholders. We enclose the voting results in the format as sent to the Indian stock exchanges alongwith the scrutinizer’s report.

Information pursuant to Clause 35A of the Listing Agreement

1.	Date of Postal Ballot Notice: Monday, September 29, 2014

Date of declaration of Postal Ballot Results: Thursday, November 20, 2014

2.	Total number of shareholders on record date:

Total number of shareholders on September 26, 2014 were 583,693.

3.	No. of shareholders present in the meeting either in person or through proxy:

N.A.

4.	No. of Shareholders attended the meeting through Video Conferencing

Promoters and Promoter Group	: Not Applicable
Public	: Not Applicable

5.	Agenda-wise

Details of the Agenda:

The details of the resolutions are appended below:

Mode of Voting:

The Mode of voting on all resolutions was e-voting and Postal Ballot.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of a shareholder of the Bank upto 10% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 33,67,45,242 equity shares and which formed 29.10% of the total equity shares (1,15,71,55,035 equity shares) as on the relevant date i.e. September 26, 2014  was reckoned only to the extent of 11,57,15,504 equity shares i.e.10% of the total equity shares for the purpose of electronic voting on all the resolutions.

In case of ~~Poll/~~Postal ballot/E-voting:

Resolution No. 1 – Ordinary Resolution

Sub-division of 1 (one) Equity Share of face value of Rs. 10/- each into 5 (five) Equity Shares of Rs. 2/- each.

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	0	0	0	0	0
Public -Institutional holders	1,069,245,830	61,68,89,311	57.69	61,68,89,311	0	100.00	0
Public-Others	87,909,205	19,22,486	2.19	19,10,098	12,388	99.36	0.64
Total	1,157,155,035	61,88,11,797	53.48	61,87,99,409	12,388	99.998	0.002

Resolution No. 2 – Ordinary Resolution

Alteration of Capital Clause of Memorandum of Association

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	0	0	0	0	0
Public -Institutional holders	1,069,245,830	61,68,89,311	57.69	61,68,89,311	0	100.00	0
Public-Others	87,909,205	18,90,118	2.15	18,77,351	12,767	99.32	0.68
Total	1,157,155,035	61,87,79,429	53.47	61,87,66,662	12,767	99.998	0.002

Resolution No. 3 – Special Resolution

Alteration of Articles of Association

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	0	0	0	0	0
Public -Institutional holders	1,069,245,830	61,59,88,931	57.61	61,59,88,931	0	100.00	0
Public-Others	87,909,205	19,07,582	2.17	18,92,840	14,742	99.23	0.77
Total	1,157,155,035	61,78,96,513	53.40	61,78,81,771	14,742	99.998	0.002

All resolutions were approved with requisite majority.

ALWYN D’SOUZA
ALWYN D’SOUZA & CO.
COMPANY SECRETARIES
Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101.Tel: 022-28549355

Br Off: D-003, Gr. Flr, Indraprasta, Poonam Vihar, Mira Rd (E) Thane 401107.Tel: 28125781
Website : www.alwynjay.com ; E-mail: alwyn.co@gmail.com ; Mob: 09820465195

To,

The Chairman
ICICI Bank Limited
Landmark, Race Course Circle
Vadodara 390 007.

Dear Sir,
RE:  SCRUTINIZERS’ REPORT

I, Alwyn D’Souza of Alwyn D’Souza & Co, Company Secretaries appointed as Scrutinizer by the Board of Directors of ICICI Bank Limited (Bank) for scrutinizing the Postal Ballot process including e-voting for seeking approval of the shareholders on the resolutions as mentioned in the Notice dated September 29, 2014 for sub-division of equity shares and consequential amendments to the Memorandum and Articles of Association of the Bank and wish to submit my report as hereunder:

1.	The Bank has appointed National Securities Depository Limited (NSDL) to provide e-voting facility to its members.

2.
The Postal Ballot Notice was sent to the Members whose names appear on the Register of Members as on the relevant date of September 26, 2014. The dispatch of the Postal Ballot Notice including Postal Ballot Form and Business Reply postage prepaid envelope was completed on October 16, 2014 for the Members whose e-mail IDs are not registered with the Bank. For the Members whose e-mail IDs are registered with the Bank, the Postal Ballot Notice was sent through electronic means. A Public Notice to that effect was released in Business Standard - all editions, Vadodara Samachar - Vadodara Edition, Indian Express - Vadodara Edition (English Language) and in Vadodara Samachar - Vadodara Edition (Regional Language-Gujarati) newspapers on October 18, 2014.

3.	The e-voting period commenced on 18th October, 2014 from 9.00 AM and concluded on 17th November, 2014 at 6.00 PM.

4.
Voting rights of members have been reckoned in proportion to their share of the paid up equity share capital of the Bank as on September 26, 2014. Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of a shareholder of the Bank upto 10% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 33,67,45,242 equity shares and which formed 29.10% of the total equity shares (1,15,71,55,035 equity shares) as on the relevant date i.e. September 26, 2014  was reckoned only to the extent of 11,57,15,504 equity shares i.e.10% of the total equity shares for the purpose of electronic voting.

5.
Particulars of all the postal ballot forms received from the members at the address of the Registrar and Share Transfer Agents (RTA) viz. 3i Infotech Limited, Tower #5, 3rd Floor, International Infotech Park, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703 as provided in the self-addressed postage prepaid Business Reply Envelope upto the cut off time of 6 p.m. on November 17, 2014 have been entered in a register separately maintained for the purpose and were considered for the purpose of my scrutiny.

6.	The votes received through e-voting upto 6 p.m. on November 17, 2014 were downloaded from the NSDL website and unblocked.

7.	The postal ballot forms received upto 6 p.m on November 17, 2014 were considered for my scrutiny.

8.
The names of the members, their shareholding and Specimen Signatures on the physical postal ballot forms have been verified with the data and specimen signature records maintained by the RTA/as provided by the depositories.

9.	In respect of members who have cast their votes through both physical ballot and e-voting, the votes cast through e-voting have been considered as valid.

10.	I have not found any mutilated Postal Ballot Forms.

11.	In general and for your information, I carried out such scrutiny as I considered necessary for the purpose of Postal Ballot including e-voting.

Based on all the above, I have compiled the results of the voting by postal ballot/e-voting and the same is furnished as under:

ITEM NO.1

ORDINARY RESOLUTION

Sub-division of 1 (one) Equity Share of face value of  Rs.10/- each into 5 (five) Equity Shares of Rs.2/- each.

“RESOLVED that pursuant to the provisions of Section 61, 64 and other applicable provisions, if any, of the Companies Act, 2013, (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with the provisions of the Memorandum and Articles of Association of the Bank and subject to such other approval(s), consent(s), permission(s) and sanction(s) as may be necessary from the concerned Statutory Authority(ies), including the Reserve Bank of India, each Equity Share of the Bank having a face value of Rs.10 each fully paid-up be sub-divided into 5 (Five) Equity Shares of the face  value of Rs.2 each fully paid-up.

RESOLVED FURTHER that on sub-division, 5 (Five) Equity Shares of face value of Rs.2 each be allotted in lieu of existing 1 (one) Equity Share of Rs.10 each subject to the terms of the Memorandum and Articles of Association of the Bank and shall rank pari passu in all respects with the existing fully paid Equity Shares of Rs.10 each of the Bank and shall be entitled to participate in full in dividends to be declared after the sub-divided Equity Shares are allotted.

RESOLVED FURTHER that on sub-division of Equity Shares as aforesaid, the existing share certificate(s) in relation to the existing Equity Shares of the face value of Rs.10 each held in physical form shall be deemed to have been automatically cancelled and be of no effect on and from the Record Date and the Bank may, without requiring the surrender of the existing share certificate(s), issue and dispatch the new share certificate(s) of the Bank in lieu of such existing share certificate(s) subject to the provisions of the Companies (Share Capital and Debentures) Rules, 2014 and in the case of Equity Shares held in the dematerialised form, the number of sub-divided Equity Shares be credited to the respective beneficiary accounts of the Members with the depository participants, in lieu of the existing credits representing the Equity Shares of the Bank before sub-division.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be and is hereby authorized to make appropriate adjustments due to the sub-division of Equity Shares as aforesaid, to stock options which have been granted to employees of the Bank under its Employee Stock Option Scheme pursuant to the Securities and Exchange Board of India (Employee Stock Options and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that the exercise price for all employee stock options which are outstanding as on the Record Date (vested and unvested options including lapsed and forfeited options available for reissue) shall be proportionately adjusted and the number of stock options which are available for grant and those already granted but not exercised as on Record Date shall be appropriately adjusted.

RESOLVED FURTHER that subject to approval(s), consent(s), permission(s) and sanction(s) as may be necessary from the concerned Statutory Authority(ies) and Indian and Overseas Depositories the consent of the Bank be and is hereby accorded for registering additional American Depository Receipts (ADRs) with New York Stock Exchange/Securities Exchange Commission or such other statutory/regulatory authority(ies) as may be required to maintain the existing ratio of one ADR being equivalent to two Equity Shares post sub-division.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto, and to execute all deeds, applications, documents and writings that may be required, on behalf of the Bank and generally to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

The result of the Postal Ballot is as follows:-

Voted in FAVOUR of the resolution:

Sr No	Number of members voted	Number of votes cast in favour of the resolution	Percentage of valid votes cast
Votes received through Postal Ballot forms	1502	996109	-
Votes received through e-voting	5296	617803300	-
Total	6798	618799409	99.998

Voted  AGAINST the resolution:

Sr No	Number of members voted	Number of votes cast against the resolution	Percentage of valid votes cast
Votes received through Postal Ballot forms	29	3626	-
Votes received through e-voting	94	8762	-
Total	123	12388	0.002

Votes which were considered INVALID :

Number of members whose votes were considered invalid	Number of votes cast by them
60	5348

ITEM NO.2

ORDINARY RESOLUTION

Alteration of Capital Clause of Memorandum of Association

RESOLVED that subject to Section 13, 61 and other applicable provisions of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) and subject to such other approval(s) from the concerned Statutory Authority(ies), including the Reserve Bank of India, Clause V of the Memorandum of Association of the Bank relating to Capital be substituted by the following Clause:

Clause V would be substituted as follows:

The authorised capital of the Company shall be Rs.1775,00,00,000 divided into 637,50,00,000 shares of Rs.2 each, 150,00,000 shares of Rs.100 each and 350 shares of Rs.1 crore each with rights, privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reclassify or alter the capital of the Company and to divide/consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

Voted in FAVOUR of the resolution:

Sr No	Number of members voted	Number of votes cast in favour of the resolution	Percentage of valid votes cast
Votes received through Postal Ballot forms	1436	984926	-
Votes received through e-voting	5091	617781736	-
Total	6527	618766662	99.998

Voted  AGAINST the resolution:

Sr No	Number of members voted	Number of votes cast against the resolution	Percentage of valid votes cast
Votes received through Postal Ballot forms	28	3575	-
Votes received through e-voting	135	9192	-
Total	163	12767	0.002

Votes which were considered INVALID :

Number of members whose votes were considered invalid	Number of votes cast by them
127	16574

ITEM NO.3

SPECIAL  RESOLUTION

Alteration of Articles of Association

RESOLVED that subject to Section 14 and other applicable provisions of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) and subject to such other approval(s) from the concerned Statutory Authority(ies), including the Reserve Bank of India, Article 5(a) of the Articles of Association of the Bank relating to Capital be substituted by the following Clause:

Article 5(a) would be substituted as follows:

The Authorised Capital of the Company is Rs.1775,00,00,000 divided into:
i. 637,50,00,000 Equity Shares of Rs.2 each.
ii. 150,00,000 shares of Rs.100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and
iii. 350 preference shares of Rs.1 crore each.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this Resolution.
The result of the Postal Ballot is as follows:-

Voted in FAVOUR of the resolution:

Sr No	Number of members voted	Number of votes cast in favour of the resolution	Percentage of valid votes cast
Votes received through Postal Ballot forms	1429	984189	-
Votes received through e-voting	5120	616897582	-
Total	6549	617881771	99.998

Voted  AGAINST the resolution:

Sr No	Number of members voted	Number of votes cast against the resolution	Percentage of valid votes cast
Votes received through Postal Ballot forms	31	4024	-
Votes received through e-voting	145	10718	-
Total	176	14742	0.002

Votes which were considered INVALID :

Number of members whose votes were considered invalid	Number of votes cast by them
131	16772

Based on the foregoing, the resolutions as outlined under Items 1, 2 and 3 above may be considered as carried by the requisite majority of members under Companies Act, 2013.

The relevant records relating to postal ballot and all other papers including voting by electronic means shall be under my safe custody till the chairman considers, approves and signs the minutes and thereafter the same shall be handed over to the Company Secretary.

/s/ Alwyn D’souza

Alwyn D’souza
F.C.S No.5559,
Practising Company Secretary
Annex-103, Dimple Arcade, Asha Nagar,
Kandivli (E), Mumbai 400101

Mumbai
November 19, 2014